SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIUMPH GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.625% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2026
(Title of Class of Securities)

896818 AB 7
(CUSIP Number of Class of Securities)

John B. Wright, II
Vice President, General Counsel and Secretary
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, Pennsylvania 19312
610-251-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:
Gerald J. Guarcini
Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$150,287,000	$17,448.32

*                                         Calculated solely for purposes of determining the filing fee. The purchase price of the 2.625% Convertible Senior Subordinated Notes due 2026 (the “Securities”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of September 1, 2011, there was $150,287,000 aggregate principal amount of Securities outstanding, resulting in an aggregate maximum purchase price of $150,287,000.

**                                  The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $116.10 for each $1,000,000 of the value of the transaction.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,448.32
Form or Registration No.:	005-50337
Filing Party:	Triumph Group, Inc.
Date Filed:	September 2, 2011

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-l.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Triumph Group, Inc., a Delaware corporation (the “Company”), on September 2, 2011 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the right of each holder (the “Holder”) of the Company’s 2.625% Convertible Senior Subordinated Notes due 2026 (the “Securities”) to sell and the obligation of the Company to repurchase the Securities, as required by the Indenture, dated as of September 18, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as set forth in the Issuer Repurchase Notice for 2.625% Convertible Senior Subordinated Notes due 2026, dated September 2, 2011 (the “Issuer Repurchase Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”).

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Put Option remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Put Option.

This Amendment is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The right of Holders to surrender their Securities for purchase by the Company pursuant to the Put Option expired at 5:00 p.m., New York City time, on October 3, 2011. The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent, that no Securities were surrendered pursuant to the Put Option. As of October 5, 2011, $148,828,000 in aggregate principal amount of the Securities remain outstanding.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIUMPH GROUP, INC.

DATE: October 5, 2011	By:	/s/ JOHN B. WRIGHT, II
	Name:	John B. Wright, II
	Title:	Vice President, General Counsel and Secretary

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